# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brookfield Asset Management Ltd., CIK 0001937926
CUSIP: 113004105
Title of class of securities: Class A Limited Voting Shares
Address of issuer's principal executive offices: Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York (NY), 10281-0221
Date of event which requires filing of this statement: 02/04/2025
Filed by CIK 0001162777
Persons authorized to receive notices and communications: Allison Smith, Partners Value, Investments L.P. c/o PVI Management, Trust, 73 Front Street, 5th Floor, Hamilton, Bermuda (D0), HM 12, 1 (441) 294-3310

## Reporting persons
- PARTNERS VALUE INVESTMENTS L.P. (CIK 0001162777): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,807,960; sole dispositive power 0; shared dispositive power 30,807,960; aggregate amount beneficially owned 30,807,960 (1.9% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, amount consists of Class A Limited Voting Shares of Brookfield Asset Management Ltd. held by the reporting person through its subsidiaries Partners Value Split Corp., Partners Value Investments Inc. and PVII Sub Holdings Inc.
  
  In reference to Row 13 above, percentage ownership is based on 1,637,198,026 Class A Limited Voting Shares of Brookfield Asset Management Ltd. outstanding as of February 4, 2025.
- PARTNERS VALUE SPLIT CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,902,862; sole dispositive power 0; shared dispositive power 29,902,862; aggregate amount beneficially owned 29,902,862 (1.8% of the class)
  Comment: In reference to Row 13 above, percentage ownership is based on 1,637,198,026 Class A Limited Voting Shares of Brookfield Asset Management Ltd. outstanding as of February 4, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Limited Voting Shares
Name of issuer: Brookfield Asset Management Ltd.
Address of issuer's principal executive offices: Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York (NY), 10281-0221
Comment:
Explanatory Note

This Amendment No. 1 (this "Amendment No. 1") to the original Schedule 13D previously filed on December 19, 2022 (the "Original Schedule 13D") is being filed by and on behalf of the Reporting Persons to reflect the decrease in the percentage of Class A Shares beneficially owned by the Reporting Persons resulting from an increase in the number of issued and outstanding Class A Shares upon the completion of the Arrangement (as defined below).

As a result of the Arrangement, on February 4, 2025, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer's Class A Shares. The filing of this Amendment No. 1 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Information and defined terms reported in the Original Schedule 13D remain in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 1.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

On February 4, 2025, the Corporation and the Issuer completed a plan of arrangement (the "Arrangement") pursuant to the Business Corporations Act (British Columbia) pursuant to which, among other things, the Issuer effected an issuance of 1,194,021,145 Class A Shares to the Corporation and certain of its subsidiaries in exchange for common shares of Brookfield Asset Management ULC held by the Corporation and certain of its subsidiaries on a one-for-one basis. Upon completion of the Arrangement, the Issuer has 1,637,198,026 issued and outstanding Class A Shares, resulting in the Reporting Persons beneficially owning 1.9% of the Issuer's outstanding Class A Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Sections (a) and (b) of Item 5 of the Original Schedule 13D are hereby amended and restated as follows:

The information relating to the beneficial ownership of Class A Shares held by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (including the footnotes thereto) is incorporated by reference herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Section (e) of Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

On February 4, 2025, the Reporting Persons ceased to be the beneficial owner of more than five percent of Class A Shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Schedule I
Exhibit 99.2 Schedule II

## Signatures
- PARTNERS VALUE INVESTMENTS L.P.: by its general partner, PVI MANAGEMENT TRUST, /s/ Allison Smith, Allison Smith, Secretary (02/05/2025)
- PARTNERS VALUE SPLIT CORP.: /s/ Kathy Sarpash, Kathy Sarpash, General Counsel and Secretary (02/05/2025)